Limoneira Company

_________________

1141 Cummings Road

Santa Paula, California 93060

(805) 525-5541

May 8, 2017

Via Edgar CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Re:	Acceleration Request Limoneira Company Registration Statement on Form S-3 (File No. 333-217622) Filed May 3, 2017

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Limoneira Company (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-217622) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 9:00 a.m., Washington D.C. time, on May 11, 2017, or as soon thereafter as may be practicable.

The Registrant respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to its counsel, Squire Patton Boggs (US) LLP, by calling Toby D. Merchant at (513) 361-1229. The Registrant hereby authorizes Mr. Merchant to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Securities and Exchange Commission’s order declaring the Registration Statement effective to Mr. Merchant via email to toby.merchant@squirepb.com or facsimile to (513) 361-1201 and via mail c/o Squire Patton Boggs (US) LLP, 221 E. Fourth Street, Suite 2900, Cincinnati, Ohio 45202.

Very truly yours,

LIMONEIRA COMPANY

By: /s/ Joseph D. Rumley
Joseph D. Rumley
Chief Financial Officer

cc:      Toby D. Merchant, Esq.